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                          April 1, 2021

       Klaus Paulini, PhD
       Chief Executive Officer
       Aeterna Zentaris Inc.
       315 Sigma Drive
       Summerville, SC 29486

                                                        Re: Aeterna Zentaris
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed March 25,
2021
                                                            File No. 333-254680

       Dear Dr. Paulini:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Alex Dinur, Esq.